October 10, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Venyra Corp
Amendment No. 1 to Registration Statement on Form S-1

Filed September 8, 2025
File No. 333-288757

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated September 22, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Juvenal Victor Fontes Dos Santos, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-288757) that was initially submitted to the Commission on 8th of September (the “Amendment 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Amendment No. 1 to Form S-1 filed September 8, 2025

Description of Business, page 26

1. You indicate that the AI Business Generator is available on your website and "[t]he AI Business Plan Generator is fully operational and processes client inputs to generate structured business plans." It does not appear that the link to the AI Business Plan Generator on your website is operational. Please advise and revise your disclosure as appropriate.

RESPONSE:

We respectfully acknowledge the Staff’s comment. The link to the AI Business Plan Generator on our website was temporarily non-operational due to a technical issue, which has been promptly resolved.

To facilitate your assessment of the AI Business Plan Generator, we have prepared a demo version available in the “API” section of our website at https://demo.venyra.net.When accessing the link, you will be directed to a page containing an input field and the option “Get Demo Key.” By selecting this option, you will receive an API Key, which should be entered into the designated activation field to enable the service.

Once activated, the system will guide you through a step-by-step process for generating a business plan. This process requires providing the relevant input parameters, after which the API automatically generates a comprehensive business plan.

This demonstration is intended to confirm that the API is fully operational and to allow the Staff to evaluate its functionality, efficiency, and potential usefulness.

We have also updated the Description of Business section of the Registration Statement to include a reference and link to the API on our website.

General

2. Please update your financial statements for the latest interim period.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have updated the financial statements to include the latest interim period ending July 31, 2025, and revised the corresponding disclosure in the Registration Statement accordingly.

Thank you.

Venyra Corp
By:	/s/	Juvenal Victor Fontes Dos Santos
	Name:	Juvenal Victor Fontes Dos Santos
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)